Mail Stop 4561

January 8, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

      Re: The First Bancshares, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June
               30, 2008, and September 30, 2008
               File No. 000-22507

Dear Ms. Lowry:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007:

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision and Allowance for Loan Losses

1.   Please tell us and in future filings revise your discussion of your allowance for loan losses methodology to explain the following:

   •   how you consider your loss experience into determining loss factors applied to graded loans;
   •   how you specifically incorporate peer data into your methodology;
   •   how you evaluate impaired loans that are not collateral dependent; and
   •   how you define collateral dependent when evaluating impaired loans.

2.   Your disclosure indicates that the amount of the provision for loan losses is impacted by current and anticipated economic conditions. Please tell us and in future filings clarify how anticipated economic conditions are incorporated into determining the amount of your allowance for loan losses as of the balance sheet date.

3.   Please tell us, with a view toward enhanced disclosure in your next Form 10-K, whether you have any loan products where you have established loan-funded interest reserves. If you do, please tell us the following:

   •   the amount of such loans and the accompanying interest reserves as of December 31, 2007 and the three subsequent quarter ends;
   •   how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan;
   •   whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
   •   describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
   •   whether any of your loans with interest reserves are on non-accrual status at December 31, 2007 and subsequent quarter ends.

4.   Please explain to us, with a view toward enhanced disclosure in your next Form 10-K, the reasons why the allowance as a percentage of total loans decreased significantly from December 31, 2006 to December 31, 2007 in light of the relatively constant level of non-accrual loans at December 31, 2006 and 2007, and the increase in loans that are delinquent 90 days or more and still accruing and potential problem loans at December 31, 2007.

5.   Please tell us, with a view toward enhanced disclosure in your next Form 10-K, the following regarding asset quality:

- the nature of non-accrual loans and past due 90 days and still accruing loans at December 31, 2007;
- the reasons for the increase in non-performing loans from December 31, 2006 to December 31, 2007; and
- how this impacted your determination of the allowance for loan losses as of December 31, 2007.

6.   In future filings please provide a summary of loan loss experience based on loan category for each reporting period. Provide us with your proposed future disclosure using your December 31, 2007 financial information as an example. Refer to Item IV.A of Industry Guide 3.

7.   As a related matter, we note that you disclose the amount of nonaccrual loans for each of the past five years. In future filings, please disclose the amount of accruing loan which are contractually past due 90 days or more and troubled debt restructurings for each period. Refer to Item III.C of Industry Guide 3.

8.   In future filings please provide an allocation of the allowance for loan losses consistent with Item IV.B of Industry Guide 3. Provide us with your proposed future disclosure using your December 31, 2007 financial information as an example.

Form 10-Q for the Quarterly Period Ended September 30, 2008:

Financial Statements

Note E – Comprehensive Income, page 9

9.   We note the significant increase in unrealized losses on securities during the quarter and nine-months ended September 30, 2008. In future Forms 10-Q please provide the disclosures required in paragraph 19 of SFAS 115, as amended. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

Note F – Fair Value, page 10

10.   In future filings please segregate the assets and liabilities measured at fair value on a recurring basis based on the level within the fair value hierarchy in which the fair value measurements in their entirety fall. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example. Refer to paragraph 32 of SFAS 157.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Nonperforming Assets and Risk Elements, page 11

11.   In future Forms 10-Q please provide a comprehensive discussion of significant
       changes in asset quality and your determination of the allowance for loan losses
       as of the quarter end. Provide us with your proposed future disclosure using your
       September 30, 2008 financial information as an example. In your proposed
       disclosure, please describe the following:

       • the nature of non-accrual loans and restructured loans;
       • describe the reasons for the increase in these non-performing loans; and
       • how these and other risk elements impacted your determination of the
         allowance for loan losses as of September 30, 2008.

                          *   *   *   *

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

       • the company is responsible for the adequacy and accuracy of the disclosure in the
         filing;
       • staff comments or changes to disclosure in response to staff comments do not
         foreclose the Commission from taking any action with respect to the filing; and
       • the company may not assert staff comments as a defense in any proceeding
         initiated by the Commission or any person under the federal securities laws of the
         United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief